[LETTERHEAD OF

FOWLER WHITE BOGGS BANKER P.A.]

David M. Doney Direct Dial: (813) 222-1198 Direct Fax: (813) 228-9401 E-Mail: ddoney@fowlerwhite.com

September 3, 2004

VIA FACSIMILE/(202) 942-9638

AND EDGAR

Michele M. Anderson

Special Counsel–Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Eagle Supply Group, Inc.

Schedule TO-T filed by Gulfside Supply, Inc. and Gulfco Acquisition, Inc. on August 16, 2004

Schedule TO-C filed on August 6, 2004

SEC File No.: 5-56045

Dear Ms. Anderson:

This letter is being provided on behalf of Gulfside Supply, Inc. and Gulfco Acquisition, Inc. (collectively, the “Bidders”) in further response to the August 27, 2004, comment letter of the staff to the Bidders with respect to the above-referenced filings. This letter will also confirm our telephone conversation yesterday afternoon. All capitalized terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Schedule TO-T that was filed by the Bidders with the Securities and Exchange Commission on August 16, 2004.

As we discussed yesterday, please be advised that:

•	there are no agreements, contracts, or understandings between Gulfside and Mr. Resch with respect to the $10.0 million capital contribution that Mr. Resch will make to Gulfside, as contemplated by the BABC Commitment Letter; and

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

September 3, 2004

Page -2-

•	Mr. Resch will not receive any consideration beyond his equity ownership interest in Gulfside in connection with the capital contribution.

We trust this letter is responsive to your questions. If you have any questions or comments concerning the foregoing, please contact me at (813) 222-1198 or David Shobe at (813) 222-1123.

Very truly yours, FOWLER WHITE BOGGS BANKER P.A.

/s/ DAVID M. DONEY
David M. Doney

DMD:ms